Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-206514) and related Prospectus of Hospitality Properties Trust for the registration of debt securities, common shares of beneficial interest, preferred shares of beneficial interest, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 24, 2016, with respect to the consolidated financial statements and schedule of Hospitality Properties Trust, and the effectiveness of internal control over financial reporting of Hospitality Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 9, 2017